Media Release

Results of voting at 2014 annual general meetings of Rio Tinto plc and Rio Tinto Limited

8 May 2014

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 15 April 2014 and 8 May 2014 respectively. All resolutions were passed by poll and the results are set out below.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 19 contained in the notice of meeting for both Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 20 to 24 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only and resolution 20 of the Rio Tinto Limited notice of meeting was put to Rio Tinto Limited shareholders only.

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

		For	% of votes	Against	% of votes
			cast		cast
1	Receipt of the 2013 Annual report	1,223,861,467	98.88%	13,886,120	1.12%
2	Approval of the Remuneration	1,175,047,346	94.78%	64,668,462	5.22%
	Policy Report
3	Approval of the Directors’ Report on	1,188,612,802	97.17%	34,629,544	2.83%
	Remuneration and Remuneration
	Committee Chairman’s letter
4	Approval of the Remuneration	1,177,556,466	96.27%	45,592,093	3.73%
	Report
5	Approval of potential termination	1,223,287,903	98.21%	22,255,938	1.79%
	benefits
6	To elect Anne Lauvergeon as a	1,216,747,660	99.20%	9,815,761	0.80%
	director
7	To elect Simon Thompson as a	1,223,581,849	98.81%	14,747,001	1.19%
	director
8	To re-elect Robert Brown as a	1,244,519,590	99.82%	2,281,368	0.18%
	director

		For	% of votes	Against	% of votes
			cast		cast
9	To re-elect Jan du Plessis as a	1,233,204,644	98.91%	13,637,146	1.09%
	director
10	To re-elect Michael Fitzpatrick as a	1,222,711,826	99.28%	8,880,041	0.72%
	director
11	To re-elect Ann Godbehere as a	1,243,387,539	99.73%	3,426,400	0.27%
	director
12	To re-elect Richard Goodmanson	1,220,846,487	99.20%	9,871,477	0.80%
	as a director
13	To re-elect Lord Kerr as a director	1,217,980,423	98.92%	13,341,492	1.08%
14	To re-elect Chris Lynch as a	1,238,243,406	99.31%	8,586,698	0.69%
	director
15	To re-elect Paul Tellier as a director	1,239,107,799	99.38%	7,672,168	0.62%
16	To re-elect John Varley as a director	1,242,514,278	99.66%	4,252,868	0.34%
17	To re-elect Sam Walsh as a director	1,242,908,756	99.68%	3,968,866	0.32%
18	Re-appointment of auditors	1,209,341,373	99.17%	10,174,134	0.83%
19	Remuneration of auditors	1,220,405,483	99.33%	8,199,809	0.67%

The poll results for Rio Tinto plc only resolutions of the meeting held on 15 April 2014

		For	% of votes	Against	% of votes
			cast		cast
20	General authority to allot shares	931,220,862	90.74%	95,071,074	9.26%
21	Disapplication of pre-emption rights	1,022,484,498	99.60%	4,081,216	0.40%
22	Authority to purchase Rio Tinto plc	1,028,471,012	99.79%	2,139,855	0.21%
	shares

The poll results for Rio Tinto plc only resolutions of the meeting held on 15 April 2014

		For	% of votes	Against	% of votes
			cast		cast
23	Notice period for general meetings	948,411,218	91.99%	82,536,639	8.01%
	other than annual general meetings
24	Scrip dividend authority	1,030,370,913	99.97%	360,546	0.03%

The poll results for Rio Tinto Limited only resolutions of the meeting held on 8 May 2014
		For	% of votes	Against	% of votes
			cast		cast
20	Renewal of off-market and on-	215,515,560	99.86%	293,737	0.14%
	market share buyback authorities

Contacts

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Rio Tinto plc	Rio Tinto Limited
2 Eastbourne Terrace	120 Collins Street
London W2 6LG	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
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No. 719885	ABN 96 004 458 404